UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:    November 14, 2023

Financial Results

for the six months

ended September 30, 2023

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes:	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2023		Six months ended Sep. 30, 2022
			Change

Consolidated gross profit	1	1,817,325	184,970	1,632,355

Net interest income	2	887,752	14,163	873,589

Trust fees	3	3,784	740	3,044

Net fees and commissions	4	684,964	96,671	588,293

Net trading income	5	(65,111)	37,334	(102,445)

Net other operating income	6	305,934	36,061	269,873

General and administrative expenses	7	(1,082,198)	(119,636)	(962,562)

Equity in gains (losses) of affiliates	8	35,785	(16,294)	52,079

Consolidated net business profit	9	770,912	49,040	721,872

Total credit cost	10	(100,335)	(17,222)	(83,113)

Credit costs	11	(108,404)	(14,773)	(93,631)

Write-off of loans	12	(84,373)	(39,853)	(44,520)

Provision for reserve for possible loan losses	13	(10,332)	28,319	(38,651)

Others	14	(13,697)	(3,237)	(10,460)

Recoveries of written-off claims	15	8,069	(2,449)	10,518

Gains (losses) on stocks	16	46,814	(45,294)	92,108

Other income (expenses)	17	(8,158)	(3,362)	(4,796)

Ordinary profit	18	709,232	(16,839)	726,071

Extraordinary gains (losses)	19	(2,846)	(1,449)	(1,397)

Gains (losses) on disposal of fixed assets	20	(1,832)	(1,321)	(511)

Losses on impairment of fixed assets	21	(733)	152	(885)

Income before income taxes	22	706,386	(18,288)	724,674

Income taxes - current	23	(176,906)	(30,853)	(146,053)

Income taxes - deferred	24	(837)	46,855	(47,692)

Profit	25	528,642	(2,285)	530,927

Profit attributable to non-controlling interests	26	(2,176)	3,324	(5,500)

Profit attributable to owners of parent	27	526,465	1,038	525,427

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2023		Mar. 31, 2023
			Change
Consolidated subsidiaries	28	183	(1)	184
Equity method affiliates	29	331	23	308

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2023		Six months ended Sep. 30, 2022
			Change
Gross banking profit	1	895,430	(32,791)	928,221
Gross domestic profit	2	407,874	(29,380)	437,254
Net interest income	3	297,820	(55,512)	353,332
Trust fees	4	1,368	347	1,021
Net fees and commissions	5	111,862	17,249	94,613
Net trading income	6	1,299	1,781	(482)
Net other operating income	7	(4,476)	6,754	(11,230)

Gains (losses) on bonds	8	(3,198)	13,627	(16,825)
Gross international profit	9	487,555	(3,412)	490,967
Net interest income	10	229,928	(28,229)	258,157
Net fees and commissions	11	119,711	(7,829)	127,540
Net trading income	12	(183,030)	13,430	(196,460)
Net other operating income	13	320,946	19,216	301,730

Gains (losses) on bonds	14	2,994	49,521	(46,527)
Expenses (excluding non-recurring losses)	15	(481,569)	(37,817)	(443,752)

Overhead ratio	16	53.8%	6.0%	47.8%
Personnel expenses	17	(205,412)	(9,412)	(196,000)
Non-personnel expenses	18	(247,006)	(26,333)	(220,673)
Taxes	19	(29,150)	(2,073)	(27,077)

Banking profit (before provision for general reserve for possible loan losses)	20	413,860	(70,609)	484,469

Gains (losses) on bonds	21	(204)	63,148	(63,352)
Core banking profit (20-21)	22	414,064	(133,758)	547,822

excluding gains (losses) on cancellation of investment trusts	23	409,374	(107,153)	516,527

Provision for general reserve for possible loan losses	24	-	(32,917)	32,917
Banking profit	25	413,860	(103,527)	517,387
Non-recurring gains (losses)	26	37,177	13,179	23,998
Credit costs	27	(20,851)	75,636	(96,487)
Gains on reversal of reserve for possible loan losses	28	10,599	10,599	-
Recoveries of written-off claims	29	39	14	25
Gains (losses) on stocks	30	40,636	(43,573)	84,209
Other non-recurring gains (losses)	31	6,751	(29,500)	36,251

Ordinary profit	32	451,037	(90,349)	541,386

Extraordinary gains (losses)	33	(1,630)	(1,259)	(371)
Gains (losses) on disposal of fixed assets	34	(998)	(966)	(32)
Losses on impairment of fixed assets	35	(631)	(292)	(339)
Income before income taxes	36	449,407	(91,607)	541,014
Income taxes - current	37	(127,584)	2,235	(129,819)
Income taxes - deferred	38	23,907	35,346	(11,439)

Net income	39	345,730	(54,025)	399,755

Total credit cost (24+27+28+29)	40	(10,211)	53,333	(63,544)
Provision for general reserve for possible loan losses	41	28,813	(4,104)	32,917
Write-off of loans	42	(19,977)	(16,265)	(3,712)
Provision for specific reserve for possible loan losses	43	(17,233)	74,467	(91,700)
Losses on sales of delinquent loans	44	(873)	(75)	(798)
Provision for loan loss reserve for specific overseas countries	45	(979)	(704)	(275)
Recoveries of written-off claims	46	39	14	25

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2023		Six months ended Sep. 30, 2022
	Three months ended Jun. 30, 2023	Three months ended Sep. 30, 2023		Change
Yield on interest earning assets (A)			0.70	(0.11)	0.81
Interest earned on loans and bills discounted (C)	0.82	0.83	0.82	(0.02)	0.84
Interest earned on securities			0.83	(0.41)	1.24
Total cost of funding (including expenses) (B)			0.42	0.01	0.41
Cost of interest bearing liabilities			0.02	0.00	0.02
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	(0.00)	0.00
Interest paid on other liabilities			0.17	0.07	0.10
Expense ratio			0.40	0.01	0.39
Overall interest spread (A) - (B)			0.27	(0.13)	0.40
Interest spread (C) - (D)	0.82	0.83	0.82	(0.02)	0.84

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.84	0.84	0.84	(0.01)	0.85
Interest spread (E) - (D)	0.84	0.84	0.84	(0.01)	0.85

3. Gains (losses) on securities

SMBC non-consolidated					(Millions of yen)
			Six months ended Sep. 30, 2023		Six months ended Sep. 30, 2022
				Change
Gains (losses) on bonds			(204)	63,148	(63,352)
Gains on sales			10,401	(16,317)	26,718
Losses on sales			(6,550)	76,128	(82,678)
Gains on redemption			0	0	0
Losses on redemption			(4,055)	3,337	(7,392)
Losses on devaluation			-	-	-

Gains (losses) on stocks			40,636	(43,573)	84,209
Gains on sales			86,882	(34,398)	121,280
Losses on sales			(2,748)	23,568	(26,316)
Losses on devaluation			(43,496)	(32,743)	(10,753)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Sep. 30, 2023					Mar. 31, 2023
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	212,194	(1,706)	(1,322)	11	1,717	165,592	(384)

Other securities	2	39,439,528	2,093,543	178,395	3,399,873	1,306,329	32,464,971	1,915,148

Stocks	3	3,800,562	2,426,161	481,393	2,431,857	5,696	3,345,398	1,944,768

Bonds	4	12,958,464	(120,044)	(55,838)	9,759	129,803	13,177,490	(64,206)

Japanese government bonds	5	9,512,126	(64,521)	(28,088)	876	65,397	9,576,298	(36,433)

Others	6	22,680,500	(212,573)	(247,159)	958,256	1,170,829	15,942,082	34,586

Foreign bonds	7	19,103,008	(1,114,268)	(416,957)	29,082	1,143,350	13,081,534	(697,311)

Other money held in trust	8	313	-	-	-	-	312	-

Total	9	39,652,035	2,091,837	177,074	3,399,884	1,308,047	32,630,875	1,914,763

Stocks	10	3,800,562	2,426,161	481,393	2,431,857	5,696	3,345,398	1,944,768

Bonds	11	13,170,659	(121,750)	(57,159)	9,770	131,521	13,343,082	(64,591)

Others	12	22,680,813	(212,573)	(247,159)	958,256	1,170,829	15,942,394	34,586

SMBC non-consolidated								(Millions of yen)
		Sep. 30, 2023					Mar. 31, 2023
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(618)	(245)	-	618	22,300	(373)

Stocks of subsidiaries and affiliates	14	4,672,371	(3,233)	9,111	627	3,860	4,581,943	(12,344)

Other securities	15	34,669,555	1,530,141	106,977	2,700,578	1,170,437	28,309,722	1,423,164

Stocks	16	3,465,017	2,316,258	434,547	2,321,044	4,785	3,062,115	1,881,711

Bonds	17	13,140,592	(117,127)	(54,746)	9,741	126,868	13,345,964	(62,381)

Japanese government bonds	18	9,512,126	(64,521)	(28,088)	876	65,397	9,576,298	(36,433)

Others	19	18,063,945	(668,990)	(272,825)	369,793	1,038,783	11,901,641	(396,165)

Foreign bonds	20	15,270,329	(989,803)	(372,660)	21,814	1,011,617	9,709,360	(617,143)

Total	21	39,364,226	1,526,289	115,843	2,701,206	1,174,916	32,913,965	1,410,446

Stocks	22	3,761,321	2,316,886	434,586	2,321,671	4,785	3,358,934	1,882,300

Bonds	23	13,162,892	(117,745)	(54,991)	9,741	127,486	13,368,264	(62,754)

Others	24	22,440,012	(672,850)	(263,751)	369,793	1,042,643	16,186,765	(409,099)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Sep. 30, 2023					Mar. 31, 2023

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	6,614.7	4,317.5	1,276.2	954.6	13,162.9	6,550.3	4,768.2	1,243.2	806.5	13,368.3
Japanese government bonds	5,914.5	2,925.6	147.8	524.3	9,512.1	5,909.0	3,236.3	89.7	341.3	9,576.3
Japanese local government bonds	39.1	266.3	743.4	10.0	1,058.8	18.1	283.3	756.4	10.6	1,068.3
Japanese short-term bonds	420.0	-	-	-	420.0	425.0	-	-	-	425.0
Japanese corporate bonds	241.1	1,125.6	385.1	420.2	2,171.9	198.4	1,248.7	397.0	454.7	2,298.7

Others	3,054.8	7,049.3	1,952.9	3,683.9	15,741.0	2,530.8	2,818.1	1,936.7	2,814.4	10,100.0

Total	9,669.5	11,366.7	3,229.1	4,638.5	28,903.9	9,081.1	7,586.3	3,179.9	3,621.0	23,468.3

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Sep. 30, 2023				Mar. 31, 2023

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	3,156.9	27,026.2	6,311.3	36,494.5	4,012.1	21,445.1	7,042.4	32,499.6
Receivable floating rate / payable fixed rate	897.4	11,575.6	11,586.0	24,059.0	1,679.0	8,696.0	11,756.3	22,131.3

Total	4,054.2	38,601.8	17,897.4	60,553.4	5,691.1	30,141.1	18,798.7	54,630.9

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

				(Millions of yen)
		At the beginning of FY3/2024		At the beginning of FY3/2023
			Change
Fair value of plan assets	(A)	1,664,273	21,062	1,643,211
Projected benefit obligation	(B)	995,068	(65,961)	1,061,029
Net surplus (deficit)	(A-B)	669,205	87,024	582,181
Net defined benefit asset		704,654	81,609	623,045
Net defined benefit liability		35,449	(5,415)	40,864

Measurements of defined benefit plans (before tax effect deduction)		(192,184)	(17,705)	(174,479)
	Unrecognized prior service cost (deductible from the obligation)	(14,188)	(1,793)	(12,395)
	Unrecognized net actuarial gain (loss)	(177,996)	(15,913)	(162,083)
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2023		Six months ended Sep. 30, 2022
			Change
Retirement benefit expenses		(5,020)	2,642	(7,662)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		At the beginning of FY3/2024		At the beginning of FY3/2023
			Change
Projected benefit obligation	(A)	850,971	(55,052)	906,023
<Discount rate>		<0.90%>	<0.29%>	<0.61%>
Fair value of plan assets	(B)	1,544,359	29,528	1,514,831
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	496,328	68,164	428,164
Unrecognized prior service cost (deductible from the obligation)	(E)	(16,349)	2,652	(19,001)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(180,710)	(19,068)	(161,642)
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2023		Six months ended Sep. 30, 2022
			Change
Retirement benefit expenses		(16,043)	2,515	(18,558)
Service cost		9,286	(915)	10,201
Interest cost on projected benefit obligation		3,829	1,066	2,763
Expected returns on plan assets		(19,625)	(253)	(19,372)
Amortization of unrecognized prior service cost		(1,325)	-	(1,325)
Amortization of unrecognized net actuarial gain (loss)		(12,918)	3,020	(15,938)
Others		4,710	(404)	5,114

Sumitomo Mitsui Financial Group

 8. Classification based on self-assessment and the Banking Act and the Reconstruction Act, and write-offs / reserves

SMBC non-consolidated, as of Sep. 30, 2023

(Billions of yen)

Category of borrowers under self-assessment	NPLs based on the Banking Act and the Reconstruction Act	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio	
Bankrupt borrowers Effectively bankrupt borrowers	Bankrupt and quasi-bankrupt loans 94.1 (i) (Change from Mar. 31, 2023: 18.6)	Portion of claims secured by collateral or guarantees, etc. 89.9 (a)		Fully reserved 4.2	Direct write-offs (*1)	Specific reserve 8.8 (*2)	100% (*3)	
Potentially bankrupt borrowers	Doubtful loans 334.7 (ii) (Change from Mar. 31, 2023: (41.1))	Portion of claims secured by collateral or guarantees, etc. 227.4 (b)		Necessary amount reserved 107.4		Specific reserve 86.4 (*2)	80.45% (*3)	
Borrowers requiring caution	Substandard loans 120.3 (Change from Mar. 31, 2023:(14.9)) Past due loans (3 months or more) 0.2 (iii) (Change from Mar. 31, 2023:(5.1)) Restructured loans 120.1 (iv) (Change from Mar. 31, 2023:(9.7)) (Claims to Substandard borrowers)	Portion of Substandard loans secured by collateral or guarantees, etc. 29.8 (c)				General reserve for Substandard loans 34.0 (*5)	38.38% (*3)	10.57% (*3)
	Normal assets	Claims to Borrowers requiring caution, excluding claims to Substandard borrowers				General reserve 361.7 (*5)	4.77% [8.04%] (*4)	
Normal borrowers	116,243.5	Claims to Normal borrowers					0.10% (*4)	

Loan loss reserve for specific overseas countries	16.4

Non-performing loan ratio	**0.47%** ((vi)/(v)) Change from Mar. 31, 2023: (0.05)%
Total	116,792.6 (v)
A=(i)+(ii)+(iii)+(iv)	**549.2 (vi)** (Change from Mar. 31, 2023: (37.4))
Total reserve for possible loan losses	473.3
D: Specific reserve + General reserve for Substandard loans	129.2
Reserve ratio (*6) (D/C)	63.93%
B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c)	347.1
C: Unsecured portion (A - B)	202.1
Coverage ratio ((B+D)/A)	86.73%

*1	Includes direct reduction of 194.9 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 3.0 billion yen, Potentially bankrupt borrowers: 7.3 billion yen)

*3	Reserve ratios for claims on “Bankrupt borrowers”, “Effectively bankrupt borrowers”, “Potentially bankrupt borrowers”, “Substandard borrowers” and “Borrowers requiring caution (including Substandard borrowers)” are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on “Normal borrowers” and “Borrowers requiring caution (excluding claims to Substandard borrowers)” are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on “Borrowers requiring caution (excluding claims to Substandard borrowers)” is shown in [ ].
*5	Includes Specific reserve for “Borrowers requiring caution” totaling 0.1 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

 9. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Sep. 30, 2023			Mar. 31, 2023

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	725,472	82.42	(24,897)	750,369	80.87
General reserve	542,799		892	541,907
Specific reserve	161,550		(25,373)	186,923
Loan loss reserve for specific overseas countries	21,122		(416)	21,538

Amount of direct reduction	242,619		81,127	161,492

SMBC non-consolidated					(Millions of yen, %)
	Sep. 30, 2023			Mar. 31, 2023

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	473,334	86.19	(50,554)	523,888	89.32
General reserve	361,613		(14,533)	376,146
Specific reserve	95,273		(37,000)	132,273
Loan loss reserve for specific overseas countries	16,448		980	15,468

Amount of direct reduction	194,902		71,929	122,973

Note: Reserve ratio (Reserve for possible loan losses / NPLs based on the Banking Act and the Reconstruction Act (Excluding Normal Assets)) is after direct reduction.

Sumitomo Mitsui Financial Group

 10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	119,047	26,106	92,941
Doubtful loans	456,315	(37,843)	494,158
Substandard loans	304,797	(35,935)	340,732
Past due loans (3 months or more)	41,957	22,013	19,944
Restructured loans	262,839	(57,949)	320,788
Total (A)	880,160	(47,673)	927,833
Normal assets	120,444,529	5,305,243	115,139,286
Grand total (B)	121,324,689	5,257,569	116,067,120
NPL ratio (A/B)	0.73	(0.07)	0.80

			(Millions of yen)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Total coverage (C)	585,216	(54,014)	639,230
Reserve for possible loan losses (D)	191,292	(35,140)	226,432
Amount recoverable by guarantees, collateral and others (E)	393,923	(18,874)	412,797

			(%)
Coverage ratio (C) / (A)	66.49	(2.40)	68.89
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	127.18	1.82	125.36

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	39.34	(4.62)	43.96
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	149.20	3.51	145.69

SMBC non-consolidated			(Millions of yen, %)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	94,079	18,587	75,492
Doubtful loans	334,739	(41,104)	375,843
Substandard loans	120,337	(14,877)	135,214
Past due loans (3 months or more)	222	(5,133)	5,355
Restructured loans	120,114	(9,745)	129,859
Total (A)	549,156	(37,394)	586,550
Normal assets	116,243,479	3,710,589	112,532,890
Grand total (B)	116,792,636	3,673,196	113,119,440
NPL ratio (A/B)	0.47	(0.05)	0.52

			(Millions of yen)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Total coverage (C)	476,264	(29,232)	505,496
Reserve for possible loan losses (D)	129,164	(48,450)	177,614
Amount recoverable by guarantees, collateral and others (E)	347,100	19,218	327,882

			(%)
Coverage ratio (C) / (A)	86.73	0.55	86.18
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	149.40	4.18	145.22

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	63.93	(4.73)	68.66
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	234.26	31.73	202.53

Note: Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

Sumitomo Mitsui Financial Group

 11. Results of off-balancing of NPLs

 SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2023 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2023	Amount of off-balancing	Mar. 31, 2023 (b)

Bankrupt and quasi-bankrupt loans	94.1	18.6	29.1	(10.5)	75.5

Doubtful loans	334.7	(41.1)	53.0	(94.1)	375.8

Total	428.8	(22.5)	82.1	(104.6)	451.3

Result of measures connected to off-balancing (*1)	63.6				55.0

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(2.1)
	Reconstructive disposition			(0.0)
	Improvement in debtors’ performance due to reconstructive disposition			0.0
	Loan sales to market			(6.4)
	Direct write-offs			(67.3)
	Others			(28.8)
		Collection / repayment, etc.		(17.5)
		Improvement in debtors’ performance		(11.3)

	Total			(104.6)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*2	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

 12. Loan portfolio, classified by industry

 SMBC non-consolidated

 (1) Loans and bills discounted, classified by industry

(Millions of yen, %)

	Sep. 30, 2023			Mar. 31, 2023
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	61,643,700	100.0	556,238	61,087,462	100.0
Manufacturing	9,396,451	15.2	411,692	8,984,759	14.7
Agriculture, forestry, fisheries and mining	230,496	0.4	15,346	215,150	0.4
Construction	801,010	1.3	(3,329)	804,339	1.3
Transportation, communications and public enterprises	5,986,513	9.7	96,450	5,890,063	9.6
Wholesale and retail	4,940,131	8.0	(75,287)	5,015,418	8.2
Finance and insurance	7,763,386	12.6	(193,310)	7,956,696	13.0
Real estate	10,365,917	16.8	429,081	9,936,836	16.3
Goods rental and leasing	2,385,816	3.9	33,031	2,352,785	3.9
Various services	4,740,946	7.7	(47,576)	4,788,522	7.8
Municipalities	449,177	0.7	(147,889)	597,066	1.0
Others	14,583,851	23.7	38,026	14,545,825	23.8
Overseas offices and Japan offshore banking accounts	35,601,998	100.0	2,382,063	33,219,935	100.0
Public sector	281,918	0.8	34,745	247,173	0.7
Financial institutions	2,807,696	7.9	342,374	2,465,322	7.4
Commerce and industry	30,378,406	85.3	1,822,264	28,556,142	86.0
Others	2,133,977	6.0	182,681	1,951,296	5.9
Total	97,245,699	-	2,938,302	94,307,397	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2023			Mar. 31, 2023
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	335,525	62.1	(8,379)	343,904
Manufacturing	68,882	53.6	(1,569)	70,451
Agriculture, forestry, fisheries and mining	1,580	97.8	237	1,343
Construction	6,837	55.1	(9)	6,846
Transportation, communications and public enterprises	27,708	64.9	(10,164)	37,872
Wholesale and retail	63,870	70.8	9,848	54,022
Finance and insurance	6,384	63.0	(126)	6,510
Real estate	32,828	45.1	(1,649)	34,477
Goods rental and leasing	268	55.1	(196)	464
Various services	95,773	54.9	(3,083)	98,856
Municipalities	-	-	-	-
Others	31,390	100.0	(1,670)	33,060
Overseas offices and Japan offshore banking accounts	213,630	66.6	(29,016)	242,646
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	200,587	68.3	(29,281)	229,868
Others	13,042	57.1	265	12,777
Total	549,156	63.9	(37,394)	586,550

Note:	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Consumer loans	11,788,203	32,811	11,755,392
Housing loans	11,039,029	24,858	11,014,171

Self-residential purpose	9,143,579	78,018	9,065,561

Other consumer loans	749,174	7,954	741,220

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Outstanding balance	36,534,620	1,109,862	35,424,758
Ratio to total loans	59.3	1.3	58.0

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Sep. 30, 2023			Mar. 31, 2023
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	8,377,272	24.3	226,037	8,151,235	25.4
Indonesia	233,764	0.7	4,837	228,927	0.7
Thailand	1,064,022	3.1	801	1,063,221	3.3
Korea	486,606	1.4	4,264	482,342	1.5
Hong Kong	1,667,995	4.8	(237,390)	1,905,385	5.9
China	130,786	0.4	(59,839)	190,625	0.6
Taiwan	602,438	1.7	71,518	530,920	1.7
Singapore	2,121,759	6.2	90,835	2,030,924	6.3
India	1,083,916	3.1	214,624	869,292	2.7
Others	985,986	2.9	136,387	849,599	2.7
Oceania	2,614,441	7.6	248,326	2,366,115	7.4
Australia	2,527,746	7.3	260,406	2,267,340	7.1
Others	86,695	0.3	(12,080)	98,775	0.3
North America	13,124,501	38.1	1,182,233	11,942,268	37.2
United States	10,284,193	29.8	798,469	9,485,724	29.6
Others	2,840,308	8.3	383,764	2,456,544	7.6
Central and South America	2,364,782	6.8	293,408	2,071,374	6.5
Brazil	484,648	1.4	107,949	376,699	1.2
Panama	428,321	1.2	(4,465)	432,786	1.4
Others	1,451,813	4.2	189,924	1,261,889	3.9
Western Europe	5,132,191	14.9	43,643	5,088,548	15.9
United Kingdom	1,371,066	4.0	17,577	1,353,489	4.2
Ireland	498,904	1.4	(299,542)	798,446	2.5
Netherlands	999,424	2.9	107,777	891,647	2.8
Others	2,262,797	6.6	217,831	2,044,966	6.4
Eastern Europe	244,634	0.7	30,769	213,865	0.7
Russia	183,215	0.5	14,194	169,021	0.5
Others	61,419	0.2	16,575	44,844	0.2
Others	2,626,785	7.6	395,899	2,230,886	6.9

Total	34,484,606	100.0	2,420,315	32,064,291	100.0

Note:     Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2023			Mar. 31, 2023
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	213,630	66.6	(29,016)	242,646
Asia	101,514	69.2	(53,671)	155,185
Oceania	-	-	(1,756)	1,756
North America	54,270	57.3	890	53,380
Central and South America	21,856	-	17,109	4,747
Western Europe	20,652	86.2	6,839	13,813
Eastern Europe	-	-	-	-
Others	15,336	61.1	1,573	13,763

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	Six months ended		Six months ended
	Sep. 30, 2023 (a)	(a) - (b)	Sep. 30, 2022 (b)

Deposits	152,632,649	6,273,622	146,359,027

Domestic units	119,729,734	4,342,738	115,386,996

Loans	95,537,754	1,890,154	93,647,600

Domestic units	56,823,578	3,027,528	53,796,050
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Deposits	151,884,588	1,935,708	149,948,880
Domestic deposits (excluding Japan offshore banking accounts)	123,311,844	339,609	122,972,235

Individuals	58,936,145	1,049,108	57,887,037

Corporates	64,375,699	(709,499)	65,085,198

Loans	97,245,699	2,938,302	94,307,397
Domestic offices (excluding Japan offshore banking accounts)	61,643,700	556,238	61,087,462

Overseas offices and Japan offshore banking accounts	35,601,998	2,382,063	33,219,935
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Balance of investment trusts	3,957.1	436.2	3,520.9

Balance to individuals	3,218.8	337.6	2,881.2
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	Six months ended		Six months ended
	Sep. 30, 2023 (a)	(a) - (b)	Sep. 30, 2022 (b)
Sales of investment trusts to individuals	360.6	(6.5)	367.1

Sales of pension-type insurance to individuals	53.7	(21.7)	75.4

Sumitomo Mitsui Financial Group

15. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Sep. 30, 2023	Change from Mar. 31, 2023	Mar. 31, 2023
(a) Total deferred tax assets	(b-c)	1	377.7	58.3	319.4
(b) Subtotal of deferred tax assets		2	476.2	36.3	439.9
Reserve for possible loan losses and write-off of loans		3	206.4	7.1	199.3
Taxable write-off of securities		4	89.9	(26.1)	116.0
Others		5	179.9	55.3	124.6
(c) Valuation allowance		6	98.5	(22.0)	120.5
(d) Total deferred tax liabilities		7	557.0	87.4	469.6
Net unrealized gains on other securities		8	456.9	68.7	388.2
Others		9	100.1	18.7	81.4

Net deferred tax assets	(a-d)	10	(179.3)	(29.1)	(150.2)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(421.7)	(52.7)	(369.0)
Others		12	242.4	23.6	218.8

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)

	FY3/2021	FY3/2022	FY3/2023	1H, FY3/2024
Income of final tax return before deducting operating loss carryforwards	546.5	655.5	621.2	411.7
Note: The figure for 1H, FY3/2024 was estimated in interim closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated		(Billions of yen, %)
	Sep. 30, 2023 [Preliminary]		Mar. 31, 2023
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	16.22	0.24	15.98

(2) Tier 1 capital ratio (5) / (7)	15.20	0.26	14.94

(3) Common equity Tier 1 capital ratio (6) / (7)	13.94	(0.08)	14.02

(4) Total capital	13,312.8	962.1	12,350.8

(5) Tier 1 capital	12,470.6	921.7	11,548.9

(6) Common equity Tier 1 capital	11,438.7	599.7	10,839.0

(7) Risk weighted assets	82,041.0	4,755.9	77,285.0

(8) Required capital (7) X 8%	6,563.3	380.5	6,182.8

(9) Leverage Ratio	4.93	(0.10)	5.03

SMBC consolidated

(1) Total capital ratio	15.48	0.14	15.34

(2) Tier 1 capital ratio	14.27	0.12	14.15

(3) Common equity Tier 1 capital ratio	12.20	(0.23)	12.43

(4) Leverage Ratio	4.66	(0.03)	4.69

SMBC non-consolidated

(1) Total capital ratio	13.54	(0.43)	13.97

(2) Tier 1 capital ratio	12.15	(0.48)	12.63

(3) Common equity Tier 1 capital ratio	9.96	(0.85)	10.81

(4) Leverage Ratio	4.11	(0.16)	4.27

17. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2023		Six months ended Sep. 30, 2022
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	10.0	(0.3)	10.3

  Note:

ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

 18. Earnings targets and dividends forecast for FY3/2024

 (1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2024	FY3/2023 Result
Consolidated net business profit	1,400.0	1,276.4
Total credit cost	(230.0)	(210.2)
Ordinary profit	1,320.0	1,160.9
Profit attributable to owners of parent	920.0	805.8

SMBC non-consolidated		(Billions of yen)
	FY3/2024	FY3/2023 Result
Banking profit (before provision for general reserve for possible loan losses)	765.0	815.9
Total credit cost	(85.0)	(115.5)
Ordinary profit	875.0	865.8
Net income	640.0	634.2

(2) Dividends forecast
			(Yen)
	FY3/2024		FY3/2023

	Interim	Annual	Result
Dividend per share for common stock	135	270	240
Reference:			(Billions of yen)
	FY3/2024		FY3/2023

	Interim	Annual	Result
Total dividend	180.1	357.5	325.8

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

 SMBC non-consolidated

			(Millions of yen)
	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	72,333,503	1,514,802	70,818,701

Call loans	5,081,455	(204,383)	5,285,838

Receivables under resale agreements	1,405,902	(31,693)	1,437,595

Receivables under securities borrowing transactions	2,270,459	672,335	1,598,124

Monetary claims bought	2,086,284	141,993	1,944,291

Trading assets	3,213,870	833,940	2,379,930

Securities	38,652,169	6,441,775	32,210,394

Loans and bills discounted	97,245,699	2,938,302	94,307,397

Foreign exchanges	2,087,527	263,163	1,824,364

Other assets	10,740,746	3,611,459	7,129,287

Tangible fixed assets	744,147	6,894	737,253

Intangible fixed assets	304,234	18,248	285,986

Prepaid pension cost	529,174	32,846	496,328

Customers’ liabilities for acceptances and guarantees	15,919,261	513,405	15,405,856

Reserve for possible loan losses	(473,334)	50,554	(523,888)

Total assets	252,141,100	16,803,636	235,337,464

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Sep. 30, 2023		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Liabilities

Deposits	151,884,588	1,935,708	149,948,880

Negotiable certificates of deposit	13,833,675	903,851	12,929,824

Call money	840,051	65,083	774,968

Payables under repurchase agreements	16,936,557	4,895,190	12,041,367

Payables under securities lending transactions	224,194	(146,320)	370,514

Commercial paper	1,113,130	(179,068)	1,292,198

Trading liabilities	2,084,002	440,789	1,643,213

Borrowed money	24,433,936	2,528,674	21,905,262

Foreign exchanges	2,317,510	801,350	1,516,160

Bonds	541,932	(99,478)	641,410

Due to trust account	1,971,708	(305,338)	2,277,046

Other liabilities	12,241,462	5,249,715	6,991,747

Reserve for employee bonuses	11,776	(1,766)	13,542

Reserve for executive bonuses	-	(1,202)	1,202

Reserve for point service program	1,417	277	1,140

Reserve for reimbursement of deposits	7,838	(2,160)	9,998

Deferred tax liabilities	179,285	29,062	150,223

Deferred tax liabilities for land revaluation	27,945	(7)	27,952

Acceptances and guarantees	15,919,261	513,405	15,405,856

Total liabilities	244,570,275	16,627,767	227,942,508

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	3,551,104	274,189	3,276,915

Other retained earnings	3,551,104	274,189	3,276,915

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	3,329,602	274,189	3,055,413

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,886,652	274,189	6,612,463

Net unrealized gains (losses) on other securities	1,117,062	76,590	1,040,472

Net deferred gains (losses) on hedges	(457,739)	(174,946)	(282,793)

Land revaluation excess	24,849	36	24,813

Total valuation and translation adjustments	684,172	(98,320)	782,492

Total net assets	7,570,824	175,869	7,394,955

Total liabilities and net assets	252,141,100	16,803,636	235,337,464

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	Six months ended Sep. 30, 2023 (a)		Six months ended Sep. 30, 2022 (b)
		(a) - (b)
Ordinary income	3,080,805	1,048,096	2,032,709

Interest income	2,288,419	1,099,202	1,189,217

Interest on loans and discounts	1,347,917	593,100	754,817

Interest and dividends on securities	264,150	37,827	226,323

Trust fees	1,422	361	1,061

Fees and commissions	339,748	21,821	317,927

Trading income	3,740	(4,452)	8,192

Other operating income	343,534	(43,868)	387,402

Other income	103,940	(24,967)	128,907
Ordinary expenses	2,629,767	1,138,444	1,491,323

Interest expenses	1,760,670	1,182,943	577,727

Interest on deposits	663,619	492,614	171,005

Fees and commissions payments	108,227	12,414	95,813

Trading losses	185,471	(19,665)	205,136

Other operating expenses	27,065	(69,837)	96,902

General and administrative expenses	471,740	41,070	430,670

Other expenses	76,592	(8,480)	85,072

Ordinary profit	451,037	(90,349)	541,386

Extraordinary gains	44	(308)	352

Extraordinary losses	1,674	950	724

Income before income taxes	449,407	(91,607)	541,014

Income taxes - current	127,584	(2,235)	129,819

Income taxes - deferred	(23,907)	(35,346)	11,439

Total income taxes	103,677	(37,581)	141,258

Net income	345,730	(54,025)	399,755

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2023								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	3,055,413	(210,003)	6,612,463

Changes in the period

Cash dividends						(71,505)		(71,505)

Net income						345,730		345,730

Reversal of land revaluation excess						(35)		(35)
Net changes in items other than stockholders’ equity in the period

Net changes in the period						274,189		274,189

Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	3,329,602	(210,003)	6,886,652

					(Millions of yen )
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,040,472	(282,793)	24,813	782,492	7,394,955

Changes in the period

Cash dividends					(71,505)

Net income					345,730

Reversal of land revaluation excess					(35)
Net changes in items other than stockholders’ equity in the period	76,590	(174,946)	35	(98,320)	(98,320)

Net changes in the period	76,590	(174,946)	35	(98,320)	175,869
Balance at the end of the period	1,117,062	(457,739)	24,849	684,172	7,570,824

Note: Amounts less than 1 million yen are rounded down.